Exhibit 99.1

Ballard Reaches Agreement for $44M Order With Weichai-Ballard JV to Support Initial Fuel Cell Vehicle Deployments in China

VANCOUVER, May 1, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has reached agreement with Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai-Ballard JV") for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission fuel cell electric vehicles (FCEVs) in China. The order will have a total value of approximately $44 million to Ballard.

Once assembled by the Weichai-Ballard JV, final modules will be sold to Weichai Power Co., Ltd. ("Weichai") to support initial deployments against Weichai's commitment to supply a minimum of 2,000 fuel cell modules for commercial FCEVs in China. All products and components to be supplied by Ballard, as well as related applications engineering support, are planned for delivery in 2019 and 2020, and will be based on Ballard's next-generation LCS stack technology.

Randy MacEwen, Ballard President and CEO said, "This is a very exciting next step for our Weichai-Ballard joint venture. Weichai's commitment to support the deployment of 2,000 FCEVs in China is the largest to date globally. It will enable further fuel cell cost reductions as we move toward commercial scaling. Weichai intends to be at the forefront of zero-emission FCEV deployments in China. Since the closing of our strategic collaboration, we have been moving very quickly together to prepare the Weichai-Ballard JV manufacturing facility for the assembly of Ballard fuel cell stacks and modules. We anticipate the Weichai-Ballard JV facility will be operational by the end of 2019, positioning us with a strong set-up in the China market for 2020."

Ballard closed a strategic collaboration transaction with Weichai in November 2018. The transaction includes: (i) an equity investment by Weichai in Ballard in the amount of approximately $163.6 million, representing a 19.9% interest in the company; (ii) establishment of a joint venture company in Shandong Province, in which Weichai owns 51% and Ballard owns 49%, to support China's FCEV market, along with $90 million in technology transfer payments from the Weichai-Ballard JV to Ballard; and (iii) Weichai's intent to support the deployment of at least 2,000 commercial FCEVs by 2021, using Ballard technology.

Established in 2002 and with listings on the Hong Kong and Shenzhen stock exchanges, Weichai Power Co., Ltd. is a leading automotive and equipment manufacturer specializing in the production of powertrains, automobiles, intelligent logistics, automotive parts and components. In 2017 Weichai manufactured more than 617,000 engines, 149,000 heavy duty trucks and 200,000 forklift trucks, and generated total revenue of 151.57 billion RMB (approximately $22.7 billion), with an employee base of 74,474 people.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development results and impacts on our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:45e 01-MAY-19